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Mark D. Wood
mark.wood@katten.com
+1.312.902.5493 direct

March 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kibum Park Jeffrey Gabor

Re:	Banyan Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed March 17, 2023 File No. 001-41236

Ladies and Gentlemen:

This letter is being furnished on behalf of our client Banyan Acquisition Corporation (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated March 22, 2023, regarding the Company’s preliminary proxy statement on Schedule 14A filed March 17, 2023 (the “Preliminary Proxy Statement”) (File No. 001-41236).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have also set forth the Company’s response immediately below the comment.

The response provided herein is based upon information provided to Katten Muchin Rosenman LLP by the Company.

Preliminary Proxy Statement on Schedule 14A filed March 17, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

U.S. Securities and Exchange Commission

March 23, 2023

Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We respectfully advise the Staff that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with, any non-U.S. person. Accordingly, we have not revised the disclosure in the Preliminary Proxy Statement in response to this comment.

We appreciate the Staff’s time and attention and believe that the foregoing has been responsive to the Staff’s comment. If you have any further questions or need any additional information, please feel free to contact the undersigned, Mark D. Wood of Katten Muchin Rosenman LLP, at (312) 902-5493 or mark.wood@katten.com, at your convenience.

Sincerely,

/s/ Mark D. Wood
Mark D. Wood

cc: Keith Jaffee

Chief Executive Officer

Banyan Acquisition Corporation

400 Skokie Blvd

Suite 820 Northbrook, Illinois 60062

Tel.: 847-757-3812
e-Mail: keith@middletonpartners.net